Aurora Cannabis Retains KCSA Strategic Communications to Enhance U.S. investor and Media Outreach

TSX: ACB

EDMONTON, May 25, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced it has appointed retained KCSA Strategic Communications ("KCSA"), a leading New York-based communications firm, to support the Company's strategic communications and investor relations efforts in the United States.

"With American investor interest in Aurora growing rapidly, and a number of significant corporate developments on the way, this is the right moment for us to amplify our outreach to multiple U.S. audiences," said Cam Battley, Chief Corporate Officer. "Given Aurora's status as a global leader in the cannabis sector, we are adding skilled resources, both internally and externally, to help us share the Company's story of agility, innovation and execution with institutional and retail investors in the U.S. and around the world."

KCSA will implement a comprehensive communications program aimed at further increasing awareness of Aurora across the U.S. institutional and retail investment communities. Since its inception nearly fifty years ago, KCSA has developed a strong reputation for its work representing public companies, including a growing roster of cannabis companies.

Phil Carlson, Managing Director of KCSA Strategic Communications, commented, "Aurora has a clear and well-executed strategy, aimed at building a fully integrated and well-diversified cannabis company that meets all the critical success factors to capitalize on the global cannabis opportunity, estimated at approximately US$140 billion at maturity1 for the medical market alone. With our extensive history of providing expert strategic communications counsel based on best practices and large networks, we believe we are the right partner for Aurora to introduce this compelling story to a broader audience of institutional and retail investors, as well as to media and other influencers."

____
1 Eight Capital, 2017

Milestone payment

The Company issued a total of 182,853 common shares of the Company to the vendors of CanvasRx for the achievement of certain performance milestones, pursuant to a share purchase agreement announced on August 10, 2016.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

The Company's wholly-owned subsidiary CanniMed Therapeutics Inc. ("CanniMed") is Canada's most experienced licensed producer of medical cannabis, with over 20,000 kg per annum in funded capacity. CanniMed forms the heart of Aurora's Medical Cannabis Centre of Excellence, aimed at product and market development.

Aurora also owns Berlin-based Pedanios GmbH, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 25% ownership interest in Alcanna Inc. ("CLIQ"), one of Western Canada's largest retail chains of liquor stores, who are developing a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc, and holds 52.7% of Hempco Food and Fiber Inc. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. Finally, the Company owns a 9.14% stake in CTT Pharmaceutical, an innovative product development company within the cannabis space.

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.
Terry Booth
CEO

c    View original content:
http://www.prnewswire.com/news-releases/aurora-cannabis-retains-kcsa-strategic-communications-to-enhance-us-investor-and-media-outreach-300654909.html

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/May2018/25/c8526.html

%SEDAR: 00025675E

For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938, cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 25-MAY-18